November 13, 2019

VIA EDGAR AND OVERNIGHT COURIER

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	OneConnect Financial Technology Co., Ltd.
Registration Statement on Form F-1
CIK No. 0001780531

Dear Ms. Ebbertt, Mr. Wilson, Mr. Austin, and Ms. Woo:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on October 30, 2019.

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show on or around December 2, 2019. The Company would appreciate the Staff’s prompt feedback to this filing.

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Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:        Wangchun Ye, Chairman and Chief Executive Officer, OneConnect Financial Technology Co., Ltd.

Yiming Fei, Senior Vice President and Secretary of the Board of Directors, OneConnect Financial Technology Co., Ltd.

Lo Wei Jye Jacky, Chief Financial Officer, OneConnect Financial Technology Co., Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP